UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets starts Legacy 450 deliveries

São José dos Campos, Brazil, December 22, 2015 – Embraer Executive Jets announced today that it has begun deliveries of its newest business jet, the Legacy 450. The first aircraft was delivered to LMG, an industry leader delivering show technology for corporate meetings, trade shows, live broadcasts and specialty events. The U.S. provider of video, audio, lighting and audiovisual support is headquartered in Orlando, with additional offices in Las Vegas, Nashville, Dallas and Detroit.

“The Legacy 450 was designed to be a game changer in its category to delight our customers with all innovation that distinguishes us from the competitors,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “The delivery of the first Legacy 450 is a remarkable milestone for Embraer, and we are excited to share this moment with LMG, which today received an aircraft that offers outstanding performance and cutting-edge technology.”

The Legacy 450 is the first mid-light business jet to feature digital flight controls with full fly-by-wire technology with a best-in-class 6-foot-tall flat-floor cabin. The aircraft has met or exceeded all design goals and was recently certified by the world’s major aviation safety agencies. The serialized production began shortly after the Legacy 450 received the aeronautical authorities’ approval and meets the company's commitment to delivering the first aircraft in the fourth quarter of 2015.

“We are excited to be the very first customer to take delivery of a Legacy 450, an incredible business jet that fulfills all of our needs”, said Les Goldberg, LMG CEO. “This new-generation aircraft is unique in its class, and we are thrilled with our new partnership with Embraer which, like us, seeks to go ‘Beyond Technology’ by providing innovative solutions you can trust.”

About LMG

LMG is divided into three business segments – show technology, systems integration, and touring. Although three distinct divisions, each has the common mission to go beyond technology as a global leader by introducing innovative solutions you can trust, through a distinctive approach to quality, service, and support.

LMG was founded in 1984 in a one-room Orlando office where 17-year-old high school student Les Goldberg began renting out an Aqua Star 3B video projector. As more rental equipment was added, there client list grew substantially. Now, 32 years later, LMG handles much more than just rental gear. Our partnerships with high-caliber clients, working on events for Cisco, HP, IBM, SAP and Ernst & Young, remains the same. For more information about LMG, please visit http://lmg.net/

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Saulo Passos press@embraer.com.br Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About the Legacy 450

The Legacy 450 is a mid-light business jet with a best-in-class 6-foot-tall flat-floor cabin. Four fully reclining club seats may be berthed into two beds for complete rest in a 6,000-foot cabin altitude. The optional in-flight entertainment system consists of a high-definition video system, surround sound, and multiple audio and video input options. Voice and data communications options are also available. The cabin includes a refreshment center at the entrance, a rear private lavatory with a vacuum toilet and an in-flight-accessible baggage area. The total baggage space is the largest in the aircraft’s category.

The Legacy 450 is the first business aircraft in its segment with full fly-by-wire technology, featuring side-stick flight controls, the state-of-the-art Rockwell Collins Pro Line Fusion avionics suite with four 15.1-inch high-resolution LCD displays, and paperless operations capability, with graphical flight planning, Jeppesen charts and maps and a synthetic vision system. The optional Embraer Enhanced Vision System (E2VS) features a Head-up Display (HUD) and an Enhanced Video System (EVS).

The Legacy 450 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, the greenest in their class.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after-sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Saulo Passos press@embraer.com.br Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer